Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273828

CANTOR FITZGERALD INCOME TRUST, INC.

SUPPLEMENT NO. 5 DATED SEPTEMBER 15, 2026

TO THE PROSPECTUS DATED APRIL 28, 2026

This Supplement No. 5 supplements, and should be read in conjunction with our prospectus dated April 28, 2026, Supplement No. 1 dated May 15, 2026, Supplement No. 2 dated June 16, 2026, Supplement No. 3 dated July 16, 2026, and Supplement No. 4 dated August 14, 2026. Defined terms used in this Supplement No. 5 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of October 1, 2026;

•
to disclose the calculation of our August 31, 2026 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share and unit classes;

•
to provide an update on the composition of our portfolio; and

•
to provide an update on the status of our current public offering.

October 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2026 (and repurchases as of September 30, 2026) is as follows:

Transaction Price (per share)
Class S	$20.77
Class I	$20.78
Class T	$20.77
Class D	$20.78

A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. Subject to certain specific limitations and holding period requirements defined in our share repurchase program, the repurchase price for each share class will be based upon the transaction price of such class.

August 31, 2026 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.cfincometrust.com and is made available on our toll-free, automated telephone line at 855-9-CANTOR. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus for how our NAV is determined. We have engaged Robert A. Stanger & Co., Inc. to serve as our independent valuation firm (“Independent Valuation Firm”). Our advisor is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our NAV pursuant to our valuation guidelines:

Components of NAV	August 31, 2026	July 31, 2026
Investment in real estate	$1,163,100,000	$1,162,960,000
Investments in real estate-related assets	51,216,719	51,171,032
Investment in infrastructure fund, at fair value	11,476,754	10,218,207
Cash and cash equivalents	27,933,865	29,911,714
Other assets	14,740,805	13,887,495
Debt obligations (at fair market value)	(542,169,661)	(537,807,793)
Due to related parties(1)	(11,825,766)	(14,932,735)
Accounts payable and other liabilities	(26,561,991)	(23,043,172)
Accrued performance participation allocation	(1,376,276)	(1,118,921)
Distribution fee payable the following month(1)	(40,623)	(40,341)
Non-controlling interests in subsidiaries	(230,414,835)	(234,290,586)
Series A Cumulative Perpetual Preferred Stock	(20,000,000)	(20,000,000)
Net Asset Value	$436,078,991	$436,914,900
Number of outstanding shares and OP units(2)	20,986,471	21,183,923

(1) The distribution fee that is payable as of August 31, 2026 related to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units is shown in the table below.

(2) Includes (i) Class AX, Class TX, Class IX, Class T, Class D, Class I, and Class S shares of common stock; (ii) Class T and Class I OP Units issued in connection with the exercise of fair market value options for various DST properties.

Due to rounding, numbers presented throughout this document may not add precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The following table provides a breakdown of our total NAV and NAV per share/OP unit by class as of August 31, 2026.

NAV Per Share	AX, IX and I Common	TX Common	T Common	D Common	S Common	I OP Units	T OP Units	Total
Total Gross Assets at Fair Value	$536,547,081	$265,463	$70,002,807	$21,403,000	$330,618	$520,560,003	$119,359,171	$1,268,468,143
Distribution fees due and payable	—	(86)	(17,527)	(1,733)	(81)	—	(21,196)	(40,623)
Debt obligations (at fair market value)	(229,331,380)	(113,464)	(29,920,656)	(9,148,087)	(141,313)	(222,498,170)	(51,016,591)	(542,169,661)
Due to related parties	(5,002,160)	(2,475)	(652,627)	(199,538)	(3,082)	(4,853,114)	(1,112,770)	(11,825,766)
Accounts payable and other liabilities	(11,235,412)	(5,559)	(1,465,873)	(448,183)	(6,923)	(10,900,635)	(2,499,406)	(26,561,991)
Accrued performance participation allocation	(582,148)	(288)	(75,952)	(23,222)	(359)	(564,803)	(129,504)	(1,376,276)
Non-controlling interests in subsidiaries	(97,462,762)	(48,221)	(12,715,877)	(3,887,814)	(60,056)	(94,558,738)	(21,681,367)	(230,414,835)
Series A Cumulative Perpetual Preferred Stock	(8,459,764)	(4,186)	(1,103,738)	(337,462)	(5,213)	(8,207,695)	(1,881,942)	(20,000,000)
Monthly NAV	$184,473,455	$91,184	$24,050,557	$7,356,961	$113,591	$178,976,848	$41,016,395	$436,078,991
Number of outstanding shares/units	8,877,030	4,392	1,158,178	354,107	5,470	8,612,528	1,974,766	20,986,471
NAV per share/unit	$20.78	$20.76	$20.77	$20.78	$20.77	$20.78	$20.77

The following table reconciles stockholders’ equity per our unaudited consolidated balance sheet to our NAV:

Reconciliation of Stockholders’ Equity to NAV	August 31, 2026
Stockholders’ equity under U.S. GAAP	$ 538,336,360
Adjustments:
Unrealized depreciation of real estate	(39,126,074)
Unrealized appreciation of real estate-related assets	7,596,506
Organization and offering costs	561,316
Acquisition costs	(7,997,914)
Deferred financing costs, net	(4,608,340)
Accrued distribution fee(1)	(86)
Accumulated depreciation and amortization	171,307,089
Fair value adjustment of debt obligations	41,825,542
Deferred rent receivable	(15,525,400)
Derivative assets, at fair value	(6,806,400)
Non-controlling interests in subsidiaries	(230,414,835)
Series A Cumulative Perpetual Preferred Stock	(20,000,000)
NAV	$ 436,078,991

Note: (1) Accrued distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units.

The valuations of our real properties as of August 31, 2026 were provided by the Independent Valuation Advisor or third-party appraisal firms in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor or third-party appraisal firms in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type at ownership interest.

	Single Tenant Office	Distribution/Logistics	Multifamily	Single Tenant Life Sciences	Weighted-Average Basis
Exit Capitalization Rate	6.0%	6.7%	5.5%	6.3%	6.1%
Residual Discount Rate	7.2%	7.9%	7.0%	7.3%	7.3%
Average Holding Period (Yrs)	8.3	7.5	10.0	10.0	8.4

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties.

	Hypothetical Change	Single Tenant Office	Distribution/ Logistics	Multifamily	Single Tenant Life Sciences	Weighted-Average Values
Exit Capitalization Rate	0.25% Increase	-2.4%	-2.6%	-2.6%	-2.0%	-2.4%
	0.25% Decrease	2.6%	2.8%	2.9%	2.2%	2.6%
Discount Rates	0.25% Increase	-1.9%	-1.4%	-1.9%	-1.8%	-1.8%
	0.25% Decrease	2.0%	1.4%	1.9%	1.8%	1.9%

Portfolio Update

As of August 31, 2026, and December 31, 2025, lease expirations related to our portfolio of real estate assets (excluding Multifamily and Data Center investments), based on each asset’s fair value adjusted for ownership percentage were as follows:

Year	As of August 31, 2026	As of December 31, 2025
2026	0.0%	0.0%
2027	0.0%	0.0%
2028	12.9%	12.1%
2029	0.0%	0.0%
2030	0.0%	0.0%
2031	22.2%	22.7%
2032	17.6%	35.5%
2033	0.0%	0.0%
2034 2035 After 2036	0.0% 5.5% 41.7%	0.0% 2.0% 27.7%

As of August 31, 2026, and December 31, 2025, the industry concentration of our portfolio of real estate assets, based on each asset’s fair value adjusted for ownership percentage was as follows:

Property Type	As of August 31, 2026	As of December 31, 2025
Multifamily	51.2%	29.9%
Single Tenant Office	22.7%	26.1%
Necessity Retail	13.6%	16.8%
Distribution/Logistics	8.6%	24.3%
Single Tenant Life Sciences	2.6%	1.4%
Data Center	1.4%	1.5%

As of August 31, 2026, and December 31, 2025, the geographic concentration of our portfolio of real estate assets, based on each asset’s fair value adjusted for ownership percentage was as follows:

State	As of August 31, 2026	As of December 31, 2025
Texas	15.9%	15.1%
Maryland	14.4%	20.8%

Georgia	11.2%	0.0%
Ohio	10.8%	26.7%
California	9.9%	12.6%
New York	8.9%	0.0%
New Jersey	6.2%	1.9%
Kansas	5.8%	1.3%
Wisconsin	5.4%	6.9%
South Carolina	4.0%	5.4%
Arizona	3.6%	5.0%
Other	3.8%	4.4%

As of August 31, 2026, and December 31, 2025, the investment type concentration of our portfolio of real estate assets, based on each asset’s fair value adjusted for ownership percentage was as follows:

•Common Equity – 100.0%

As of August 31, 2026, and December 31, 2025, the maturity concentration of debt secured by our portfolio of real estate assets (including our credit facility, which makes up the majority of debt maturing in 2028, and has two one-year extension options), based on principal balances adjusted for ownership percentage, was as follows:

Maturity Year	As of August 31, 2026	As of December 31, 2025
2026	0.0%	0.0%
2027	0.0%	0.0%
2028	26.6%	39.8%
2029	0.0%	0.0%
2030	2.2%	2.9%
2031	34.2%	39.9%
2032	23.7%	17.0%
2033	13.2%	0.4%
2034	0.0%	0.0%
2035	0.0%	0.0%

After 2036	0.0%	0.0%

As of August 31, 2026, and December 31, 2025, the weighted average lease term remaining of our portfolio of real estate assets (excluding Multifamily and Data Center investments), based on each asset’s fair value adjusted for ownership percentage was 7.5 years and 7.2 years, respectively.

As of August 31, 2026, and December 31, 2025, the weighted average occupancy of our portfolio of real estate assets (excluding Data Centers), based on each asset’s fair value adjusted for ownership percentage was 95.6% and 95.0%, respectively. For our distribution/logistics, retail, life sciences, and office investments, occupancy includes all leased square footage as of the date indicated. For our multifamily investments, occupancy is defined as the percentage of units occupied on the date indicated.

As of August 31, 2026, and December 31, 2025, the total value of real estate assets (investment in real estate and investments in real estate-related assets) was $1.2 billion and $784 million as adjusted for ownership percentage, and $1.1 billion and $561 million as adjusted for ownership percentage, respectively.

As of August 31, 2026, we held $2.4 million of cash and cash equivalents excluding restricted cash and a lender required cash reserve and have $44.4 million available capacity to draw on our credit facility.

Status of Our Current Public Offering

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of September 1, 2026, we have issued (i) 1,280,599 shares of our common stock in the primary offering for total proceeds of $25.9 million and (ii) 639,573 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $13.1 million and redeemed a total of 6,072,474 shares of our common stock for aggregate consideration of $124.9 million. As of August 31, 2026, our aggregate NAV was $436 million. On August 31, 2026, we repurchased 211,920 shares of common stock pursuant to our share repurchase program for aggregate consideration of $4.4 million, honoring 52.3% of redemption requests for the month of August 2026. We intend to continue selling shares on a monthly basis.

As of September 1, 2026, we have 50 million shares of preferred stock, $0.01 par value, authorized. On April 8, 2026, we closed on an underwritten public offering of 800,000 shares of Series A Preferred Stock. Combining this transaction with the OP Unit transactions through August 2026, the Company has issued a total of $187.2 million of capital in 2026 resulting in a Net Asset Value of $436 million.